December 20, 2018

Daniel L. Parks
Chief Financial Officer
United States Antimony Corporation
P.O.Box 643
Thompson Falls, Montana 59873

       Re: United States Antimony Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 001-08675

Dear Mr. Parks:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining